As filed with the Securities and Exchange Commission on June 6, 2016

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:

000-24838

Mattson Technology, Inc.

(Exact name of registrant as specified in its charter)

47131 Bayside Parkway,

Fremont, California 94538

(510) 657-5900

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.001

Preferred Stock, par value $0.001

Nonqualified Deferred Compensation Obligations

Depositary Shares

Warrants

Debt Securities

Units

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

Common Stock, par value $0.001: 1

Preferred Stock, par value $0.001: None

Nonqualified Deferred Compensation Obligations: None

Depositary Shares: None

Warrants: None

Debt Securities: None

Units: None

Pursuant to the requirements of the Securities Exchange Act of 1934, Mattson Technology, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

MATTSON TECHNOLOGY, INC.

Date:	June 6, 2016	By:	/s/ Tyler Purvis
Tyler Purvis
Senior Vice President, Chief Accounting Officer and Corporate Controller (Principal Accounting Officer)